Exhibit 99.4

VIATEL HOLDING (BERMUDA) LIMITED

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-3
Consolidated Statements of Operations for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-4
Consolidated Statements of Comprehensive (Loss) / Income for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-5
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

     We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2003 and December 31, 2002 and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the year ended December 31, 2003, and for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations), January 1, 2002 to June 7, 2002 and for the year ended December 31, 2001 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1 to the consolidated financial statements, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective after the close of business on June 7, 2002. Accordingly, the accompanying financial statements for the periods subsequent to June 7, 2002 have been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3 to the consolidated financial statements.

     In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and the consolidated results of their operations and their consolidated cash flows for the period from June 7, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Furthermore, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their consolidated cash flows for the period from January 1, 2002 to June 7, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

London, England
March 29, 2004

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars in thousands, except share data)

	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	30,378	53,408
Accounts receivable (net of allowance for doubtful debts of $1,648, 2002 — $790)	4,026	4,568
Amounts receivable from bankruptcy estates within one year	7,257	14,910
Prepaid expenses and other current assets	9,896	3,288

Total current assets	51,557	76,174
Amounts receivable from bankruptcy estates after more than one year	—	5,975
Property and equipment, net	39,899	37,947
Intangible assets, net	3,330	—
Other assets	96	955

Total assets	94,882	121,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	5,135	3,890
Accrued administrative and priority claims	1,868	4,195
Accrued expenses	9,209	3,193
Accrual for French VAT payable	6,076	—
Deferred revenue	3,853	662
Future performance obligations	4,600	—
Other current liabilities	2,374	751

Total current liabilities	33,115	12,691
Long-term liabilities:
Accrual for French VAT payable	—	6,076
Deferred income tax liability	304	—
Future performance obligations	—	4,600

Total long-term liabilities	304	10,676

Total liabilities	33,419	23,367

Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, $.01 par value: 2003 — 100,000,000 shares authorized; 10,730,000 shares issued and outstanding, 2002 — 100,000,000 shares authorized; 10,560,000 shares issued and outstanding	107	106
Additional paid-in capital	98,494	98,788
Accumulated other comprehensive income	14,914	3,635
Deferred stock compensation	(13)	(183)
Accumulated deficit	(52,039)	(4,662)

Total shareholders’ equity	61,463	97,684

Total liabilities and shareholders’ equity	94,882	121,051

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(United States Dollars in thousands, except per share data)

	Successor	Successor	Predecessor	Predecessor
	Year Ended	From June 7, 2002 to	From January 1, 2002	Year ended
	December 31, 2003	December 31, 2002	to June 7, 2002	December 31, 2001
Revenue:
Communication services revenues	17,205	2,793	1,216	240,092
Operations and maintenance fee revenue	1,707	1,371	1,451	4,239
Capacity sales	—	—	—	12,298

Total revenue	18,912	4,164	2,667	256,629
Operating expenses:
Cost of services and sales	(10,015)	(1,506)	(1,518)	(170,463)
Selling, general and administrative (including non-cash stock compensation (income) / expense of $(27), $75 (Successor), $4,567 (Predecessor), 2001 — $(5,819)	(51,225)	(30,840)	(26,502)	(115,245)
Gain on amounts due from bankruptcy estates	358	25,003	—	—
Restructuring and impairment	—	—	(908)	(1,278,640)
Depreciation and amortization	(7,181)	(2,458)	(1,736)	(119,920)

Total operating expenses (net)	(68,063)	(9,801)	(30,664)	(1,684,268)

Operating loss before reorganization items	(49,151)	(5,637)	(27,997)	(1,427,639)
Reorganization items	—	—	2,662,669	—

Operating (loss) / income	(49,151)	(5,637)	2,634,672	(1,427,639)
Other income / (expense):
Interest and other income	1,557	986	1,007	8,019
Interest expense	—	(11)	(63)	(83,965)

Net (loss) / income before taxation	(47,594)	(4,662)	2,635,616	(1,503,585)
Taxation	217	—	—	—

Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Dividends on convertible preferred securities	—	—	—	(14,293)

Net (loss) / income attributable to common stockholders	(47,377)	(4,662)	2,635,616	(1,517,878)

Net (loss) / income per common share attributable to common shareholders, basic and diluted	(4.43)	(0.44)	51.72	(29.72)

Weighted average common shares outstanding, basic and diluted	10,705	10,560	50,963	51,072

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(United States Dollars in thousands)

	Successor	Successor	Predecessor	Predecessor
		From June 7,	From
	Year ended	2002 to	January 1,	Year ended
	December 31,	December 31,	2002 to	December 31,
	2003	2002	June 7, 2002	2001
Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Foreign currency translation adjustment	11,279	3,635	7,009	6,899

Comprehensive (loss) / income	(36,098)	(1,027)	2,642,625	(1,496,686)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars in thousands, except share data)

	Number of				Foreign
	Shares of		Additional		Currency
	Common	Common	Paid-In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total
Predecessor Company Balance at December 31, 2000	51,325,639	513	1,119,931	(21,792)	(102,861)	(2,052,513)	(1,056,722)
Stock options exercised	34,092	—	(145)	—	—	—	(145)
Restricted shares issued	44,140	—	505	—	—	—	505
Restricted shares forfeited	(1,139,892)	(10)	(23,635)	12,411	—	—	(11,234)
Earned compensation	—	—	—	5,415	—	—	5,415
Issuance of common stock for employee purchase plan	151,624	2	619	—	—	—	621
Conversion of subordinated debt	547,265	5	26,105	—	—	—	26,110
Foreign currency translation adjustment	—	—	—	—	6,899	—	6,899
Dividends on Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	—	—	(9,643)	(9,643)
Dividends on 2015 convertibles	—	—	—	—	—	(4,650)	(4,650)
Net loss	—	—	—	—	—	(1,503,585)	(1,503,585)

Balance at December 31, 2001	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	—	—	—	—	7,009	—	7,009
Stock options issued	—	—	2,569	(2,569)	—	—	—
Earned compensation	—	—	—	4,567	—	—	4,567
Net income	—	—	—	—	—	2,635,616	2,635,616
Impact of Fresh Start Adjustments:
Elimination of Accumulated losses	—	—	—	—	—	934,775	934,775
Elimination of foreign currency translation reserve	—	—	—	—	88,953	—	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	—	—	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	—	—	—	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	—	—	98,636
Earned compensation	—	—	—	75	—	—	75
Foreign Currency translation adjustment	—	—	—	—	3,635	—	3,635
Net loss	—	—	—	—	—	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000 (1)	107	98,494	(13)	14,914	(52,039)	61,463

(1)	Includes 100,000 common shares to be cancelled in 2004

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(United States Dollars in thousands)

	Successor	Successor	Predecessor	Predecessor
	Year ended	From June 7, 2002	From January 1,	Year ended
	December 31,	to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Cash flows from operating activities:
Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	7,181	2,458	1,736	119,920
Loss on disposal of property and equipment	256	—	—	—
Accreted interest expense on long term debt	—	—	—	19,016
Amortization of deferred financing and registration costs	—	—	—	(9,125)
Deferred income tax liability	(217)	—	—	—
Non-cash restructuring and impairment	—	—	—	1,278,640
Reorganization adjustments, net of cash	—	—	(2,660,786)	—
Stock based compensation (income) / expense	(27)	75	4,567	(5,819)
Non-cash exchange of common shares	(97)	—	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease / (increase) in accounts and notes receivable and accrued interest	1,869	(540)	8,200	12,811
Decrease in accrued interest expense on Senior Notes	—	—	—	(830)
(Increase) / decrease in prepaid expenses and other receivables	(6,074)	2,843	6,180	(54,764)
Decrease / (increase) in amounts receivable from bankruptcy estates	13,628	(15,622)	13,737	(19,000)
Decrease / (increase) in other assets	859	(374)	195	11,194
Increase / (decrease) in accrued telecommunications costs, accounts payable, and other accrued expenses	4,883	2,057	(1,589)	(68,312)

Net cash (used in) / provided by operating activities	(25,116)	(13,765)	7,856	(219,854)

Cash flows from investing activities:
Capital expenditures	(2,180)	(1,667)	(8,721)	(21,851)
Proceeds from disposal of property and equipment	2,697	—	2,051	—
Cash paid for acquisitions, net of cash acquired	(3,469)	—	—	—
Proceeds from maturity of marketable securities	—	—	—	57,531
Decrease in cash securing letters of credit for network construction	—	—	—	29,728

Net cash (used in) / provided by investing activities	(2,952)	(1,667)	(6,670)	65,408

Cash flows from financing activities:
Repayment of senior discount notes	—	—	—	(10,455)
Proceeds from exercise of stock options	2	—	—	—
Proceeds from common stock offering	—	—	—	476
Proceeds from restricted stock offering	—	—	—	505
Payments under capital leases and notes payable	—	—	—	(63,826)

Net cash (used in) / provided by financing activities	2	—	—	(73,300)

Effects of exchange rate changes on cash	5,036	605	1,116	(11,696)

Net (decrease) / increase in cash and cash equivalents	(23,030)	(14,827)	2,302	(239,442)
Cash and cash equivalents at beginning of period	53,408	68,235	65,933	305,375

Cash and cash equivalents at end of period	30,378	53,408	68,235	65,933

Supplemental disclosure of cash flow activity
Interest paid	—	8	63	93,738
Interest received	848	906	1,007	8,019
Taxes paid	—	—	—	—
Receipts from bankruptcy estates	13,628	10,030	13,737	—

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(1) Nature of Business, Background And Basis of Presentation

     The Company operates a pan-European telecommunications network comprised of advanced fiber-optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. Over its network, the Company offers a variety of telecommunications products and services, IP transit, leased line services, managed hosting, co-location services and rights of use in capacity.

     Viatel Holding (Bermuda) Limited was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel, Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of Viatel, Inc. and certain of its subsidiaries. As contemplated under the terms of the Plan of Reorganization, and commencing as of the close of business on June 7, 2002 (the “Effective Date”), a series of share transfers were made whereby various subsidiaries that had been previously held, directly or indirectly, by Viatel, Inc. became wholly-owned direct or indirect subsidiaries of Viatel Holding (Bermuda) Limited.

     The Company has adopted “fresh start reporting” in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Under fresh start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor Company to Viatel, Inc., which is considered the Predecessor Company on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements of the Successor are those from the close of business on the Effective Date to December 31, 2002 and then for the fiscal year 2003.

     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG and the share capital of Netcom Internet Limited. Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 8 to these financial statements.

     References in these consolidated financial statements to “The Group”, “Viatel”, the “Successor Company”, the “Successor”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries. Any references in these financial statements to the “Predecessor Company” or the “Predecessor” refer to Viatel, Inc. and its subsidiaries prior to the Effective Date.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due. The Company’s Directors believe existing capital resources and cash from operations will be insufficient to enable it to satisfy expected cash funding and working capital requirements beyond the second quarter of 2004.

     On February 9, 2004, the Company executed a term sheet with a group of investors for the proposed issuance of US$50 — 60 million of senior convertible debt securities (the “Notes”). Interest, at the rate of 8% per annum, would be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash; the Notes would be due in 2014. The Notes would, at the option of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

the Noteholder, be convertible into Ordinary Shares upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering. The Company anticipates the conclusion of the financing within the second quarter of 2004.

     The term sheet is non-binding and therefore no assurance can be given that the proposed financing will be consummated. If the Company cannot obtain acceptable financing, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

     If the proposed financing is consummated, the Directors believe that the amount of the financing will be sufficient to fund the Company’s operating plan. However, should the operating performance not meet that contemplated in the operating plan, there is a risk that the Company will need to seek additional financing.

(2) Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars (“Dollars”). The significant accounting policies are summarized as follows:

(a) Basis of Consolidation

     The financial statements consolidate the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. Further details of acquisitions are given in Note 8. All intercompany balances and transactions have been eliminated in consolidation. As at December 31, 2003 and 2002, there were no equity method investments.

(b) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and performance obligations under long-term contracts. Actual amounts and results could differ from those estimates.

(c) Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”

     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90-7,

     Under fresh start reporting, a new, viable entity is created for financial reporting purposes; the Company’s consolidated financial statements have been prepared for that new entity on that basis applying the following main principles:

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

•	the reorganization value of the entity should be allocated to the entity’s assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) for transactions reported on the basis of the purchase method; and

•	each liability existing as at the Effective Date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

     Included in the balance sheet at the Effective Date are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and to the extent actual recoveries are in excess of those estimated at the Effective Date we have recorded a gain through the statement of operations.

(d) Revenue and Cost of Services and Sales

     Capacity sales made by the Predecessor mainly represented indefeasible rights of use for sales of portions of the network that qualify for sales-type lease accounting. Revenue for capacity sales is recognized when capacity is delivered to the purchaser. Such revenues were recognized in accordance with Interpretation No. 43 of the Financial Accounting Standards Board (“FASB”), “Real Estate Sales, an interpretation of FASB Statement No. 66” (“FIN 43”) and the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Transactions not meeting the criteria for sales-type lease accounting were accounted for as operating leases, with revenue being recognized over the term of the lease and included in communications services revenue.

     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

     Annual operating and maintenance charges are invoiced separately from capacity sales. Revenues relating to such maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

     Operations and maintenance costs are expensed over the period to which the expenditure relates.

     The Predecessor’s cost of capacity was determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related costs of the relevant portion of Predecessor’s network.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue.

(e) Advertising Costs

     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$184 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, the period from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, advertising costs amounted to US$1, US$nil and US$3,675 respectively.

(f) Income Taxes

     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to a realizable amount at the balance sheet date.

     (g) Net (loss)/income per Common Share

     Basic net (loss)/income per common share is computed by dividing net (loss)/income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss)/income per common share is computed by dividing net (loss)/income by the weighted average number of common shares and common share equivalents outstanding during the period. For the year ended December 31, 2003, the periods from June 7, 2002 to December 31, 2002 and from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

(h) Property and Equipment

     At December 31, 2003 and December 31, 2002 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications related equipment, are stated at cost.

     Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Maintenance and repairs are expensed as incurred.

     Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated

(i) Intangible Assets

     Intangible Assets purchased, including Customer Relationships, are capitalised at fair value and are amortised over their expected useful lives on a straight line basis. The expected useful lives of the intangible assets acquired during 2003 are 2 years.

     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.

(j) Impairment of Long-lived Assets

     The Company has material Customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible assets subject to amortization and other long-lived assets to determine whether there has been any impairment of these assets, and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     The Company has no indefinite lived intangible assets or goodwill.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.

(k) Cash and Cash Equivalents

     Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less. The company has no restricted cash as at December 31, 2003 and December 31, 2002.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(l) Foreign Currency Translation

     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.

     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$3,256 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was an exchange transaction loss of US$1,421. For the period from January 1, 2002 to June 7, 2002, the Predecessor experienced exchange transaction gains of US$441. For the year ended December 31, 2001, there was an exchange transaction loss of US$455.

     The financial statements of foreign subsidiaries are translated into United States Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period-end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’ equity.

(m) Financial Instruments, Derivatives and Concentration of Credit Risk

     At December 31, 2003 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair values, at December 31, 2003 and at December 31, 2002, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

     The Company does not have any derivative instruments at December 31, 2003 and did not enter into any activities resulting in derivative instruments during the year then ended.

     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income/(loss) and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.

(n) Stock Option Plan

     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.

     At December 31, 2003, the Company has one stock-based employee compensation plan, which is more fully described in Note 7. The Company recognizes stock-based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the year ended December 31, 2003.

     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor Company during 2000: (1) a risk free interest rate of 6.0%; (2) an expected life of the options of 7 years; (3) volatility of approximately 113.9%; and (4) an annual dividend yield of 0%. The following assumptions were applied in calculating the fair value of options awarded by the Company during 2002 prior to the Consummation Date: (1) a risk free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Successor		Predecessor
		From June 7,
	Year ended	2002 to	From January 1,	Year ended
	December 31,	December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Net (loss)/income as reported	(47,377)	(4,662)	2,635,616	(1,517,878)
Add: non-cash stock-based compensation expense/(income)	(27)	75	4,567	(5,819)
Less: SFAS 123 stock-based compensation charge/(credit)	38	(106)	(4,029)	95,839

Pro forma net (loss)/income	(47,366)	(4,693)	2,636,154	(1,427,858)

Pro-forma basic and diluted (loss)/income per share	(4.42)	(0.44)	51.73	(27.96)
Basic and diluted net (loss)/income per common share, as reported	(4.43)	(0.44)	51.72	(29.72)

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(p) Segment Information

     The Company reports segment information in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”). Under SFAS 131 all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.

(q) Comprehensive (Loss)/Income

     The Company reports comprehensive (loss)/income in accordance with Statement of Financial Accounting Standard 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive (loss)/income and its components in financial statements. Comprehensive (loss)/income includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive income for the Company are foreign currency translation gains and losses.

(r) Recent Accounting Pronouncements Issued but Not Yet Adopted

     In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2003, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (1) clarified some requirements of the original FIN 46, which had been issued in January 2003, (2) eased some implementation problems, and (3) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

(3) Fresh Start Reporting

     The Company’s emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and adoption of fresh start reporting in accordance with SOP 90-7. The consolidated financial statements for the period ended June 7, 2002 reflect adjustments for the discharge of debt and adoption of fresh start reporting.

     The “Reorganization Value” set out in the Plan of Reorganization was US$87.8 million before current liabilities of US$7.8 million, and was determined by the Company with the assistance and analysis of its financial advisors. The Reorganization Value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The estimated Reorganization Value of the Company is consistent with the basis for the Plan of Reorganization approved by the United States Bankruptcy Court for the District of Delaware.

     The business plan within the Plan of Reorganization was based upon a number of assumptions including general macro-economic conditions and in particular the state of the wholesale telecommunications market in Europe and the Company’s competitive position.

     Between the presentation of the Plan of Reorganization and its confirmation by the Bankruptcy Court the Company was able to realize additional net assets of US$18.6 million, principally in additional cash and cash equivalents.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following table reflects the fresh start reporting adjustments to the Company’s Condensed Consolidated Balance Sheet position as of emergence from bankruptcy:

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting -
		Settlement of
		Claims, Debt
	Predecessor	discharge and	Successor
	Company	Equity	Company
	Balance Sheet	Restructuring	Balance Sheet
Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263	—	5,263
Trade receivables	4,028	—	4,028
Other current assets	6,131	—	6,131
Property and equipment	35,708	—	35,708
Deferred financing costs	61,865	(61,865)	—
Other assets	581	—	581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	—

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	—

Shareholders’ equity	2,564,033	(2,662,669)	98,636

     Fresh start reporting adjustments in these consolidated financial statements result primarily from the following:

•	Elimination of the deferred financing costs balance of the Predecessor relating to Predecessor’s liabilities subject to compromise.

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long-term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of Predecessor’s liabilities subject to compromise.

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.

     The Reorganization Value was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.

     In accordance with the latest provisional statement of claims recorded by the Claims Agent in the Viatel, Inc. bankruptcy and the claims allowed by the Bankruptcy Court, bondholder claims amounted to

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

US$2,161 million, other allowed claims amounted to US$163 million and pending claims amounted to US$34 million. All these pre-petition liabilities will be discharged pursuant to the Plan of Reorganization and such creditors have received or will receive a pro-rata distribution of the 10,560,000 common shares issued by the Company. Additionally, the Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities.

(4) Prepaid Expenses and Other Current Assets

     Prepaid expenses and other assets, consist of the following as of December 31:

	2003	2002
VAT receivable	3,469	902
Prepaid Expenses	6,427	2,386

	9,896	3,288

(5) Property and Equipment

     Property and equipment consists of the following as of December 31:

	2003	2002
Land and Buildings	500	3,411
Communications systems and network infrastructure	46,226	35,516
Furniture, office and computer equipment	1,980	1,478

	48,706	40,405
Less accumulated depreciation	(8,807)	(2,458)

Net Book Value	39,899	37,947

     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$4,802 for the year ended December 31, 2003. For the periods from June 7, 2002 to December 31, 2002, and from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, depreciation amounted to US$2,458, US$1,736, and US$115,587 respectively.

(6) Intangible Assets

     Intangible assets consist of the following as of December 31:

	2003	2002
Customer Relationships (see Note 8)	5,709	—
Less amortization	(2,379)	—

Net Book Value	3,330	—

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(7) Stock Incentive Plans

     At the Predecessor’s 2000 Annual Meeting of Stockholders, its stockholders approved the Viatel, Inc. 2000 Stock Incentive Plan. The Predecessor had previously adopted, with stockholder approval, an Amended Stock Incentive Plan, the Amended and Restated 1999 Flexible Incentive Plan (previously a Destia plan) and the Amended and Restated 1996 Flexible Incentive Plan (previously a Destia plan), collectively referred to as the “Plans”. Pursuant to the Plans, “non-qualified” stock options to acquire shares of common stock were able to be granted to the Company’s employees, directors and consultants, and “incentive” stock options to acquire shares of common stock were able to be granted to its employees, including employee-directors. The Plans also provided for the grant of stock appreciation rights and shares of restricted common stock to the Predecessor’s employees, directors and consultants.

     The Plans were administered by the compensation committee of the Predecessor’s Board of Directors. The 2000 Stock Incentive Plan allowed for the issuance of up to a maximum of 5,200,000 shares of common stock of which 1,487,500 shares remained available for grant at the end of 2000. In addition, there were 641,222 shares that remained available for grant under the other Plans. As a result of the Company’s acquisition of Destia, virtually all options granted by Destia prior to the merger under either the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan vested and became exercisable. Any options granted under the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan after the Company’s acquisition of Destia were subject to accelerated vesting only as described below. Under the Plans, the option price of any incentive stock option could not be less than the fair market value of a share of common stock on the date on which the option was granted. The option price of a non-qualified stock option may have been less than the fair market value on the date the non-qualified stock option was granted if the Company’s Board of Directors or the compensation committee so determined. An incentive stock option may not have been granted to a “ten percent stockholder” (as that term is defined in Section 422A of the Internal Revenue Code of 1986) unless the exercise price was at least 110.0% of the fair market value of the common stock and the term of the option may not have exceeded five years from the date of grant. Each option granted pursuant to the Plans was evidenced by a written agreement, which contained the terms, provisions and conditions of the grant. Stock options may not have been assigned or transferred during the lifetime of the holder except as may have been required by law or pursuant to a qualified domestic relations order. Common stock subjected to a restricted stock purchase or bonus agreement was transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders was ten years from the date of grant.

     The Plans provided that outstanding options, restricted shares of common stock or stock appreciation rights vested in their entirety and became exercisable, or with respect to restricted common stock, were to be released from restrictions on transfer and repurchase rights, in the event of a “corporate transaction,” unless assumed by the successor corporation. For purposes of the Plans, a corporate transaction included any of the following stockholder-approved transactions to which the Predecessor was a party:

•	a merger or consolidation in which the Predecessor is not the surviving entity, other than a transaction the principal purpose of which is to change the state of its incorporation, or a transaction in which the Predecessor’s stockholders immediately prior to the merger or consolidation hold (by virtue of securities received in exchange for their shares in the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

Predecessor) securities of the surviving entity representing more than 50.0% of the total voting power of that entity immediately after the transaction;

•	the sale, transfer or other disposition of all or substantially all of the Predecessor’s assets unless its stockholders immediately prior to the sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in the Predecessor) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of that entity immediately after the transaction, or

•	any reverse merger in which the Predecessor is the surviving entity but in which its stockholders immediately prior to the merger do not hold (by virtue of their shares in the Predecessor held immediately prior to such transaction) securities of the Predecessor representing more than 50.0% of our total voting power immediately after the transaction.

     In 2000 and 2001, the Predecessor granted certain members of senior management a total of 44,140 shares of its common stock, subject to certain restrictions on employment and stock performance (“restricted shares”). Such shares had been valued at approximately $0.5 million, based on the closing market prices of the Predecessor’s common stock on the dates of grant. The entire amounts were recorded as unearned compensation in the consolidated statement of stockholder’s equity and were being amortized as earned over the restricted period. Until all the restrictions lapsed, the restricted shares were not deemed to vest other than that restricted shares did give an immediate right to normal common stock voting rights. As of December 31, 2001, none of the shares of restricted stock had vested. In 2001, approximately US$23.6 million of restricted shares were forfeited as a result of employee terminations, respectively.

     In 2001, 11,677,411 options of the Predecessor were forfeited as a result of employee terminations. As of December 31, 2001, the Predecessor had 567,299 options outstanding. Pursuant to the Predecessor’s Plan of Reorganization, all outstanding common stock and stock options were cancelled on the Effective Date.

     During 2002, the Company has adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Incentive Plan is currently administered by the Compensation Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2003 (2002 — 696,000). Prior to the Consummation Date, the Company issued 744,000 options as described below. During the period from the Consummation Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant.

     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2003, no stock options had been granted to non-employees (2002 — none).

     Stock option activity is shown below:

	Weighted Average	Number of Shares
	Exercise Price	(in thousands)
Outstanding at December 31, 2000	$15.97	12,279
Granted	—	—
Forfeited	15.56	(11,678)
Expired	—	—
Exercised	4.25	(34)

Outstanding at December 31, 2001	$25.11	567
Granted at below market price before Consummation Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)
Expired	—	—
Exercised	—	—

At June 7, 2002	$5.65	744
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2002	$5.65	744
Granted	—	—
Forfeited	8.33	(384)
Expired	—	—
Exercised	0.01	(170)

Outstanding at December 31, 2003	$5.26	190

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following table summarizes weighted-average option exercise price information as at December 31, 2003:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
Exercise	December 31, 2003	Remaining	Exercise	December 31, 2003	Exercise
Prices	(in thousands)	Life	Price	(in thousands)	Price
$ 0.01	70	8.4 years	$0.01	70	$0.01
$ 8.33	120	8.4 years	$8.33	80	$8.33

	190		$5.26	150	$4.45

The vesting of the US$0.01 options was 100% on the earlier of (i) one year from May 21, 2002 (the date of grant); (ii) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (iii) termination of employment of the recipient of the options; and (iv) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002. The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of such Consummation Date and 33.3% on the second anniversary of such date.

(8) Acquisitions

     In furtherance of our expansion of our target customer base into Small and Medium-Sized enterprises, in March 2003, we acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.

     Netcom

     On March 7, 2003, the Company acquired 100% of the outstanding common shares of Netcom Internet Limited (“Netcom”) from its parent, Net Access Limited (“Net Access”). Netcom’s business is the leasing of circuits and lines used for internet connectivity. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Current Assets	1,063
Property and Equipment	775
Intangible assets	1,737
Current Liabilities	(2,168)

Deferred income tax liability	(521)

Net assets	886

Consideration
Cash	722
Expenses	164

Total consideration	886

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The acquisition agreement contained provisions for additional consideration subject to various amounts that were required to be settled. The Company is currently negotiating with the vendor the consequences of these provisions, which management believe will reduce the consideration paid for the business. Any adjustment to the consideration as a result of these contingent gains will only be recognized when virtually certain.

     The intangible asset relates to the Customer Relationship acquired in the purchase of Netcom. The estimated useful life of this Customer Relationship is 2 years.

     In calculating the fair value of the assets acquired and the liabilities assumed negative goodwill of $1.2 million arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the Customer Relationship.

     Cybernet

     On February 5, 2003, the Company acquired certain assets and assumed certain liabilities of Cybernet (Schweiz) AG (“Cybernet”) from its parent, Cybernet Internet Services International. Cybernet’s business is the provision of internet services to small and medium sized enterprises. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Cash	331
Current Assets	843
Property and Equipment	942
Intangible assets	3,539
Current Liabilities	(2,697)

Net assets	2,958

Consideration
Cash	2,908
Expenses	50

Total consideration	2,958

     The intangible asset relates to the Customer Relationship acquired in the purchase of the assets and liabilities of the Cybernet entity. The estimated useful life of this Customer Relationship is 2 years.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 2003 and for the period from June 7, 2002 to December 31, 2002 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have been actually achieved if the acquisitions had occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation expense of fixed assets.

	Year ended	Period ended
	December 31, 2003	December 31, 2002
Revenues	21,006	11,466
Net loss	(47,520)	(5,294)
Basic and diluted net loss per share	(4.44)	(0.50)

(9) Income Taxes

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on the income earned or activities performed by Group companies in certain jurisdictions, where they are deemed to have a taxable presence or are otherwise subject to tax.

     The statutory Bermuda tax rate for the year ended December 31, 2003 was zero (2002 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 42.4% (2002 — 23% to 40.2%). The effective tax rate was zero for the year ended December 31, 2003 (2002 — zero) due to the Company incurring net taxable losses for which no tax benefit was recorded.

     For the Predecessor, the statutory Federal tax rate for the year ended December 31, 2001 was 35%. The effective tax rate was zero for the year ended December 31, 2001 due to the Company incurring net operating losses for which no benefit was recorded.

     The Company has unused net operating loss carryforwards of approximately US$183.9 million (2002 — US$154.8 million). Of this amount, US$5.3 million (2002 — US$2.1 million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses are generally available in perpetuity. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere. The Company also has potentially significant deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Further, any realization would be dependent upon the disposal of the European Network assets. As a consequence of its bankruptcy proceedings in various jurisdictions there is significant uncertainty as to the quantum of the potential deferred income tax asset and accordingly no estimate has been made.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The tax effect of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows as of December 31, 2003 and 2002:

	2003	2002
Deferred Income Tax Assets
US net operating loss carryforwards	2,119	838
Foreign net operating loss carryforwards	54,531	53,099
Foreign property and equipment timing differences	7,219	—

Total gross deferred tax assets	63,869	53,937
Less valuation allowance	(63,869)	(53,937)

Net deferred tax assets	—	—

Deferred Income Tax Liabilities
Intangible assets — United Kingdom Customer Relationships	(304)	—

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax asset.

(10) Commitments and Contingencies

(a) Leases and long term contracts

     At December 31, 2003, the Company was committed under non-cancelable operating leases for the rental of network locations, office space, motor vehicles and long term contracts for standby maintenance. These leases expire at various times through May 2012.

     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network	Standby	Office	Motor
	Locations	Maintenance	Space	Vehicles	Total
2004	$4,430	$686	$920	$11	$6,047
2005	4,199	661	842	11	5,713
2006	3,963	636	811	10	5,420
2007	3,568	611	664	6	4,849
2008	3,109	512	558	—	4,179
Thereafter	32,887	6,080	1,928	—	40,895

Total minimum payments	52,156	9,186	5,723	38	67,103

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Total rent expense amounted to US$12.0 million for the year ended December 31, 2003, US$6.1 million for the period from June 7, 2002 to December 31, 2002, US$4.6 million from January 1, 2002 to June 7, 2002, and US$8.8 million for the year ended December 31, 2001.

(b) Litigation

     On the Filing Date, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on the Effective Date. Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL, Inc (“VTL”) was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of GBP 6.9 million (US$13.0 million approximately) to be payable in two equal instalments as of March 1, 2004 and September 1, 2004. The second instalment amount will accrue interest at an annual rate of 4%. This settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4,600 under the contract with Easynet. Under the terms of the settlement the Company has been relieved of this obligation and accordingly will recognize the release of the liability in the statement of operations in 2004. The amounts due under the settlement are only recognised when virtually certain, which is in 2004.

     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.5 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.5 million approximately) annually for right of way expenses. The claim asserts that the charges for such rights of way are discriminatory and should conform to the charges levied by the highway and roads authorities in France.

     The Company, as part of a consortium with LDCom and Alcatel (on behalf of I-21), are claiming against certain Swiss cantons in relation to the build of each consortium partner’s respective Swiss network. The claim is being led by Fibrelac who was the consortium’s build partner and there are certain protective agreements in place to allow the consortium to recover, on a pro rata (by duct) basis, the benefits of any judgment recovered by Fibrelac against the cantons. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on certain anti-trust provisions of Swiss telecommunications law. The consortium members are also seeking a declaration that they are the holders of title to the ducts rather than the owners of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

indefeasible rights of use agreements. Claims have been filed against all 3 cantons. Were the consortium to succeed with its claims, Viaphone AG (the Company’s Swiss subsidiary) would be entitled, on a pro rata basis (allocated pro rata by duct) to approximately CHF10,000,000 (US$8 million approximately) together with interest at 5% per annum from late 2000.

     The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

(c) Amounts due from Liquidators of bankruptcy estates

     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel Inc. As at June 7, 2002, December 31, 2002, and December 31, 2003, estimates were made as to the expected recoveries of US$5,300, US$20,900 and US$7,300 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.

(11) Segment And Geographic Data

     The Company’s sole operational activity relates to the provision of telecommunications services enabled by the operation of its European Network. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan in August 2003 the Company has captured revenue data for 2 segments, wholesale and retail. It has not been possible to allocate certain costs of services and sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad based allocations have been possible for the earlier part of 2003. It is not practicable to restate any earlier periods, during which the Company had only one reportable segment. In the future the Company will report the performance of each of the retail and wholesale segments and the geographical split thereof.

     For 2003 the revenue for the retail segment was $14.3 million and for the wholesale segment was $4.6 million

     For the year ended December 31, 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represent approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Predecessor	Predecessor
	Year ended	From June 7,	From January 1,	Year ended
	December 31,	2002 to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Western Europe	17,436	2,028	2,301	251,463
North America	1,476	2,136	366	5,166

Consolidated	18,912	4,164	2,667	256,629

     In the year ended December 31, 2003 revenue from customers located in the United Kingdom represented 42% of total revenue, and revenue from customers in Switzerland represented 48% of total revenue. No other country represented greater than 10% of total revenue.

     The information below summarizes long-lived assets by geographic area as of December 31:

	Successor		Predecessor
	2003	2002	2001
France	14,904	14,009	15,095
United Kingdom	5,859	7,420	343
Belgium	5,514	5,213	5,376
Germany	5,888	5,022	5,179
Switzerland	4,478	3,205	1,586
The Netherlands	3,051	2,844	2,933
United States of America	205	234	262

Consolidated	39,899	37,947	30,774

(12) Valuation and Qualifying Accounts

     Reserves and allowances deducted from asset accounts:

	Successor		Predecessor
	Year ended	From June 7, 2002	From January 1,	Year ended
	December 31,	to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Allowances for doubtful debts
Balance at beginning of period	(790)	—	—	(89,831)
Additions charged to costs and expenses	(1,034)	(790)	—	—
Utilizations	176	—	—	89,831

Balance at end of period	(1,648)	(790)	—	—

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(13) Related Party Transactions

     During the year the Company purchased 100,000 shares of Common Stock from the former Chairman and Chief Executive Officer, Michael Mahoney. Consideration for the purchase of these shares was the transfer to Michael Mahoney of all of the issued stock of a subsidiary of the Company, One World Telecommunications Corp, which had a book value of $97,000, approximating its fair value on the date of the transaction. The stock is to be cancelled during 2004. No gain or loss was recognized on this transaction.